OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

Indymac Bancorp, Inc.
Name of Issuer

Trust Preferred Securities and Warrants
Title of Class of Securities

CUSIP Number 456607209

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2008
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		41,500
Beneficially
Owned By Each	8	Shared Voting		23,305
Reporting Person
With			9	Sole Dispositive	41,500

			10	Shared Dispositive	23,305

11	Aggregate Amount Beneficially owned	55,405

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  6.2	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,600

11	Aggregate Amount Beneficially owned	1,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.2 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,800

11	Aggregate Amount Beneficially owned	       0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,800

11	Aggregate Amount Beneficially owned	7,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.9    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		8,005
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	8,005

11	Aggregate Amount Beneficially owned	8,005

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.9	 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
						Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		00

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		8,005
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	8,005

11	Aggregate Amount Beneficially owned	8,005

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.9  %

14	Type of Reporting Person			00

















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		5,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	5,900

11	Aggregate Amount Beneficially owned	5,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.7  %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,150
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,150

11	Aggregate Amount Beneficially owned	1,150

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.1    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	David Zlatin

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		       120
Beneficially
Owned By Each	8	Shared Voting		    7,250
Reporting Person
With			9	Sole Dispositive	       120

			10	Shared Dispositive	    7,250

11	Aggregate Amount Beneficially owned	    7,370

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.8  %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	David Zlatin and Gilda Zlatin JTWOS

2	If a member group		a)	/    /
d)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,350
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,350

11	Aggregate Amount Beneficially owned	1,350

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.2	 %

14	Type of Reporting Person			IN



















1	Name of Reporting Person	Gilda Zlatin

2	If a member group		a)	/    /
e)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		       12
Beneficially
Owned By Each	8	Shared Voting		  1,350
Reporting Person
With			9	Sole Dispositive	       12

			10	Shared Dispositive        1,350

11	Aggregate Amount Beneficially owned	  1,362

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.2  %

14	Type of Reporting Person			IN

















Item	1.	Security and Issuer

		Indymac Bancorp, Inc.
		Trust Preferred Securities and Warrants

		Indymac Bancorp, Inc.
		888 East Walnut Street
		Pasadena, California 91101-7211
		310 315 5500

CUSIP Number	456607209


Item	2.	Identity and Background


Howard Amster

a)	Howard Amster
b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.












Howard M Amster 2005 Charitable Remainder Unitrust

Howard M Amster 2005 Charitable Remainder Unitrust has been funded by Howard Amster . Because Howard Amster has the right to change the trustee of the trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Howard Amster receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Howard Amster disclaims beneficial ownership of the securities owned by the trust. Howard Amster is the sole trustee of the Howard M
Amster 2005 Charitable Remainder Unitrust, although he has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Howard M Amster 2005 Charitable Remainder Unitrust
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrust


d)	Neither Howard Amster or the trustee have been convicted
in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Howard Amster or the trustee have been a party to
any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of
Schedule 13D within the last five years.

f)	U.S.A














Amster Trading Company

Howard Amster is the 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

a)	Amster Trading Company
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors, or shareholder of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholder of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Amster Trading Company Charitable Remainder Unitrusts

Amster Trading Company Charitable Remainder Unitrusts have been funded by Amster Trading Company. Because Amster
Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts. Howard Amster is the sole trustee of the Amster Trading Company Charitable Remainder Unitrusts although he has no pecuniary interest in the trusts and therefore disclaims beneficial ownership of shares owned by the trusts.

a)	Amster Trading Company Charitable Remainder Unitrusts
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrusts

d)	Neither the officers, directors, or shareholders of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholders of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Pleasant Lake Apts. Corp.

Howard Amster is the 100 % owner of Pleasant Lake Apts. Corp.
and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Corp.

a)	Pleasant Lake Apts. Corp.
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.







Pleasant Lake Apts. Ltd. Partnership

Howard Amster is the 99.75 % owner of Pleasant Lake Apts. Ltd. Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Partnership.

Pleasant Lake Apts. Corp. is the General Partner of Pleasant
Lake Apts. Ltd. Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake
Apts. Ltd. Partnership.

a)	Pleasant Lake Apts. Ltd. Partnership
b)	7530 Lucerne Drive, # 101
	Middleburg Heights, Ohio 44130

c)	Real Estate

d)	Neither the officers, directors or partners of Pleasant Lake
Apts. Ltd. Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Pleasant Lake
Apts. Ltd. Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Ramat Securities Ltd., 23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122 Securities Firm

David Zlatin and Howard Amster are the unitholders of Ramat
Securities Ltd., an Ohio Limited Liability Company.

David Zlatin is a 17 % owner/principal of Ramat Securities Ltd. and has joint control of voting and dispositive power over all securities owned by Ramat Securities Ltd. While David Zlatin directly or indirectly does not beneficially own 5 % of Indymac Bancorp Trust Preferred Securities and Warrants, he because of such voting and dispositive power, might be deemed a beneficial owner of these shares owned by Ramat Securities Ltd.


Howard Amster is an 83 % owner/principal of Ramat Securities Ltd.
and has joint voting or dispositive power over any securities owned by Ramat Securities Ltd., but by being an 83 % owner can be deemed a beneficial owner of all securities owned by Ramat Securities Ltd.

d)	Neither the members or unitholders of Ramat Securities Ltd. have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd.
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Tova Financial, Inc.

David Zlatin is a 50 % owner of Tova Financial, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to share shared voting and dispositive power over shares owned by Tova Financial, Inc.

Gilda Zlatin is a 50 % owner of Tova Financial, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to share shared voting and dispositive power over shares owned by Tova Financial, Inc.


a)	Tova Financial, Inc.
b)	2562 Biscayne Blvd.
	Beachwood, Ohio 44122-1773

c)	Investments

d)	Neither the officers, directors or shareholders of Tova Financial
Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.




e)	Neither the officers, directors or shareholders of Tova Financial
Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


David Zlatin

David Zlatin and Gilda Zlatin are husband and wife. Except for Tova Financial, Inc. and their JTWROS holding, each disclaims any shared voting and dispositive power over shares of Indymac
Bancorp Trust Preferred Securities and Warrants that each may own as a beneficial owner.

a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.




David Zlatin and Gilda Zlatin as Joint Tenants with Rights of Survivorship (as JTWROS)

David Zlatin and Gilda Zlatin are husband and wife. Except for their JTWROS holding, Tova Financial, Inc. each disclaims any shared voting and dispositive power over Indymac Bancorp Trust
Preferred Securities and Warrants that each may own as a beneficial owner.

a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Gilda Zlatin

a)	Gilda Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Teacher

d)	Gilda Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Gilda Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.



Gilda Zlatin

David Zlatin and Gilda Zlatin are husband and wife. Except for Tova Financial, Inc. and their JTWROS holdings, each disclaim shared voting and dispositive power over shares of Indymac Bancorp
Trust Preferred Security and Warrants that each may own as a beneficial owner.

a)	Gilda Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Teacher

d)	Gilda Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	Gilda Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


For information purposes only

Ramat Securities Ltd. client owns 13
Indymac Bancorp Trust Preferred Securities and Warrants shares excluding various Amster, Zlatin member group shares or 0.00 % of Indymac Bancorp Trust
Preferred Securities and Warrants shares.


Client of Ramat Securities Ltd. excluding various Amster, Zlatin member group shares does not have ownership, no shared voting, no dispositive power no pecuniary interest in any Indymac Bancorp Trust
Preferred Securities and Warrants shares held by this reporting group nor to any other securities owned directly or indirectly by the reporting group.

Ramat Securities Ltd. has no ownership, no shared voting, no dispositive, no pecuniary interest in Indymac Bancorp.
Trust Preferred Securities and Warrants shares owned by its client directly or indirectly excluding various Amster, Zlatin member group shares.

Ramat Securities Ltd. has no ownership, no shared voting, no dispositive, no pecuniary interest in any other securities owned by its client directly or indirectly excluding Mr. Amster, Mr. Zlatin.














Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased all 41,500 shares with personal funds without borrowing. The total consideration for the purchases is is $ 763,954.90.

Howard M Amster 2005 Charitable Remainder Unitrust purchased all 1,600 shares with trust assets without borrowing.
The total consideration for the purchase was  $ 32,312.42.

Amster Trading Company Charitable Remainder Unitrusts purchased all 7,800 shares with trust assets without borrowing. The total consideration for these purchases is $ 165,676.81.

Pleasant Lake Apts. Ltd. Partnership purchased all 8,005 shares with partnership funds without borrowing.
The total consideration for these purchases is $ 169,351.57.

Ramat Securities Ltd. purchased all 5,900 shares with working capital without borrowing. The total consideration for these purchases is $ 112,390.00.

Tova Financial, Inc. purchased all 1,150 shares with working capital without borrowing. The total consideration for the purchase is $ 23,736.56.

David Zlatin, in his individual retirement account purchased
120 shares with personal funds and without borrowing. The total consideration for the purchases is $ 2,534.19.

David Zlatin and Gilda Zlatin as JTWROS purchased
200 shares with their personal funds and without borrowing. The total consideration for the purchase is $ 4,208.98.

Gilda Zlatin in her individual retirement account purchased
12 shares with personal funds and without borrowing. The total consideration for the purchases is $ 259.97.




Item	4.	Purpose of Transaction

The following acquired their shares or may deemed to be a group for purposes of investment.

Howard Amster
Howard M Amster 2005 Charitable Remainder Unitrust
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrusts
Pleasant Lake Apts. Corp.
Pleasant Lake Apts. Ltd. Partnership
Ramat Securites Ltd.
Tova Financial, Inc.
David Zlatin
David Zlatin and Gilda Zlatin as JTWROS
Gilda Zlatin

There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item	5.	Interest in Securities of the Issuer

The outstanding Trust Preferred Securities and Warrants of the Issuer is 900,000 shares as referenced in the 10-Q for the quarterly period ending September 30, 2007

(a)(b)	The aggregate amount owned by this Reporting Group is
66,287 shares or 7.4 % of the shares outstanding.

Howard Amster in his name and individual retirement accounts owns 41,500 shares or 4.6 % of the shares outstanding.

Howard M Amster 2005 Charitable Remainder Unitrust owns
1,600 shares or 0.2 % of the shares outstanding.

Amster Trading Company Charitable Remainder Unitrusts own 7,800 shares or 0.9 % of the shares outstanding.

Pleasant Lake Apts. Ltd. Partnership owns 8,005 shares or 0.9 % of the shares outstanding.

Ramat Securities Ltd. owns 5,900 shares or
0.7 % of the shares outstanding.

Tova Financial, Inc. owns 1,150 shares or
0.1 % of the shares outstanding.

David Zlatin owns 120 shares or
0.0	% of the shares outstanding.

David Zlatin and Gilda Zlatin as JTROS own 200 shares or 0.0 % of the shares outstanding.

Gilda Zlatin owns 12 shares or
0.0 % of the shares outstanding.
c)	Description of Transactions

All purchases were executed on a listed stock exchange as an open market transaction with Bear, Stearns Securities Corp. as executing broker excluding payment in kind distribution (PIK) that was received by Tova Financial, Inc. from a trust, the PIK was priced at closing and is included in the following table.

Identity		Date		Shares		Price
Howard Amster	12/07/07	  4,500		21.9878
and various		12/10/07	  5,000		22.004
Individual		12/11/07	  1,000		21.80
Retirement Accounts	01/03/08	10,000		20.42
			01/17/08	21,000		15.6338

Howard M Amster	01/11/08	  1,600		20.1737
2005 Charitable
Remainder Unitrust

Amster Trading	12/07/07	  4,500		21.9878
Company Charitable	01/11/08	  3,300		20.1737
Remainder Unitrusts

Pleasant Lake		12/04/07	  2,305		20.8724
Apts. Ltd.		12/05/07	  1,800		20.8278
Partnership		12/06/07	  2,400		21.0688
			12/07/07	  1,500		22.0167

Ramat Securities 	11/21/07	  3,000		19.00
Ltd.			11/29/07	  2,900		19.10

Tova Financial, Inc.	12/04/07	   650		20.8724
12/21/07	   500		20.27	PIK from Trust

David Zlatin		12/04/07	   120		20.8724
Individual retirement account

David Zlatin and 	12/04/07	   200		20.8724
Gilda Zlatin JTWROS

Gilda Zlatin		12/04/07	     12		20.8724
in her individual retirement account

Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer with any person except as set forth in items 2, 3, 5 above.


Item	7.	Material to be filed as exhibits.

		None

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		January 17, 2008


/s/
Howard Amster


/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee


/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President



/s/
Pleasant Lake Apts. Ltd. Partnership
By:	Pleasant Lake Apts. Corp., Howard Amster, President
Title:	Its General Partner


/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal


/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President


/s/
David Zlatin


/s/                         /s/
David Zlatin and Gilda Zlatin as JTWROS



/s/
Gilda Zlatin